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PRUDENTIAL INVESTMENT PORTFOLIOS 3

Gateway Center Three, 4th floor
100 Mulberry Street

Newark, New Jersey 07102

April 27, 2011

VIA EDGAR SUBMISSION

Mr. Larry Greene
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Prudential Investment Portfolios 3

Post-Effective Amendment No. 25 to the Registration Statement
under the Securities Act of 1933 (No. 333-95849) and
Amendment No. 26 to the Registration Statement under
the Investment Company Act of 1940 (No. 811-09805)

Dear Mr. Greene:

We filed through EDGAR on February 17, 2011 on behalf of Prudential Investment Portfolios 3(the “Registrant”) Post-Effective Amendment No. 25 to the Registration Statement under the Securities Act of 1933 and Amendment No. 26 to the Registration Statement under the Investment Company Act of 1940 (the “Amendment”). The Amendment was filed under Rule 485(a)(1) of the Securities Act of 1933 solely for the purpose of adding a new share class to the Prudential Jennison Market Neutral Fund (the “Fund), to be known as Class “R” shares.The Fund is a series of the Registrant.

This letter is intended to respond to the staff’s comments that you conveyed by telephone on April 6, 2011 on the Amendment. For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 26 to Registrant’s registration statement to be filed under Rule 485(b) on or about April 25, 2011.

Prospectus

1.    Comment

         Please add relevant disclosure pertaining to recent market volatility.

        Response

The Prospectus already includes disclosure pertaining to recent market events in the “Investments, Risks and Performance” section of the summary portion of the Prospectus. The Registrant respectfully submits that no additional disclosure is necessary.

2.     Comment

 Consider recent guidance by the staff of the SEC regarding derivatives disclosure that was contained in a letter dated July 30, 2010 from the SEC to the Investment Company Institute (ICI).

Response

  Registrant will consider such guidance and will make any additional revisions to the Fund’s disclosure that are necessary.

3.     Comment

  Consider whether the Prospectus utilizes a correct font size, pursuant to Rule 420.

Response

  We have reviewed the requirements of Rule 420, and have determined that the Fund’s Prospectus satisfies the requirements of the rule.

4.     Comment

    In the “Annual Fund Operating Expenses” table, add a line item related to Acquired Fund fees, if      applicable.

            Response

 Although the Fund may invest in other funds, currently the amount of such investments does not require a separate line item under Instruction 3(f)(i) to Item 3 of Form N-1A because the amount of  estimated expenses attributable to acquired funds does not exceed 0.01% (one basis point) of the Fund’s average net assets.

5.      Comment

     In the expense example table appearing in the “Fees and Expenses” section of the Prospectus, the      table should include Years 5 and 10, in addition to Years 1 and 3.

             Response

   The expense example table has been revised to include columns for Years 5 and 10.

6.      Comment

     In the section of the Prospectus entitled “Investments, Risks and Performance—Principal      Investment Strategies,” the disclosure states that the Fund selects “[s]hort positions…using a
              quantitative methodology applied to a broad universe of equity securities.” The disclosure      should indicate the Fund’s expected or anticipated short exposure.

            Response

     Disclosure has been added to the Prospectus to indicate that, under normal market conditions, the      Fund’s expected short exposure will be in the 60-100% range.

7.      Comment

    In the section of the Prospectus entitled “Investments, Risks and Performance—Principal Risks  of Investing in the Fund,” the discussion of short sales risk should include a description of the types of  securities which may be shorted.

           Response

The Prospectus has been revised to disclose that the Fund will generally seek to short equity securities and equity-based exchange-traded funds (ETFs).

8.     Comment

   In the section of the Prospectus entitled “How the Fund Invests—Investment Objective and Policies,” the discussion pertaining to “Short Strategy” states that “the short strategy seeks to accomplish  its investment objective by shorting a portfolio of securities with aggregate market, sector, and risk exposures similar to a broad equity market index.” Please explain whether this index bears any relation to the equity securities held by the Fund.

   Response

This sentence has been revised to include disclosure explaining that the portfolio of securities acts as a proxy for aggregate exposures seen in the long book over the long term.

9.     Comment
In the section of the Prospectus entitled “How the Fund Invests—Investment Objective and Policies,” the discussion pertaining to “Short Strategy” states that “Securities perceived to be attractive candidates for investment by the growth, value and Smid (long) strategies are generally ineligible for inclusion in the short portfolio, which produces a residual universe of securities (“residual universe.”  Please explain whether or not this “residual universe” refers to securities which are not included.

Response
   The residual universe refers to securities that are available to be shorted, and does not include any of the securities that are considered attractive candidates for the long portfolio.

10.     Comment

     In the section of the Prospectus entitled “How the Fund Invests—Other Investments and Strategies,” please revise the discussion of Exchange-Traded Funds (ETFs) to disclose that investments in ETFs will result in management fees that are duplicative of fund management fees.

           Response

The Prospectus already includes disclosure pertaining to such fees The Registrant respectfully submits that no additional disclosure is necessary.

12.      Comment

 The disclosure pertaining to the Fund’s investments on swap transactions should include disclosure pertaining to credit default swaps, if applicable.

 Response

Because the Fund does not intend to invest in credit default swaps, no disclosure is needed.

13.     Comment

The disclosure pertaining to the Fund’s use of temporary defensive investments should include a discussion of the fact that the use of temporary defensive investments is inconsistent with the Fund’s investment objective and strategies.

Response

The Prospectus already includes disclosure stating that investing in such securities will limit the Fund’s ability to achieve its investment objective. The Registrant respectfully submits that no additional disclosure is necessary.

Statement of Additional Information (SAI)

1.     Comment

The recitation of fundamental investment policies for Prudential Real Assets Fund includes the following statement: “…[t]the Fund’s investment in a investment company that concentrates its investments in a particular industry or group of industries will not be considered an investment by the Fund in that particular industry or group of industries.” Please explain this statement and provide applicable precedents to support this position.

Response

The SEC staff provided extensive comments on the prospectus and SAI for Prudential Real Assets Fund in December 2010, and the Registrant’s responses and explanations in response to these comments, including responses to the comment above, were included in a correspondence letter filed on EDGAR on December 27, 2010. We respectfully refer to this letter for our response to this comment.

2.     Comment

The SAI contains extensive disclosure pertaining to investments by Prudential Real Assets Fund in a subsidiary incorporated in the Cayman Islands. There are a number of comments and concerns which the staff provides to Registrants with respect to the use of Cayman Islands subsidiaries.

Response

The SEC staff provided extensive comments with respect to this Fund’s investments in a Cayman Islands subsidiary in December 2010, and the Registrant’s responses and explanations in response to these comments, including responses to the comment above, were included in a correspondence letter filed on EDGAR on December 27, 2010. We respectfully refer to this letter for our response to this comment.

Tandy Representations

Registrant acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) Registrant may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at 973-802-6469. Thank you for your assistance in this matter.

                                   Very truly yours,

                                   /s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel

Prudential Investments LLC

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